SHAW COMMUNICATIONS INC.
Annual General Meeting (the “Meeting”) of Shareholders of
Shaw Communications Inc. (the “Issuer”)
January 13, 2011
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102
- Continuous Disclosure Obligations)

The following matters were voted upon by show of hands at the Meeting:

Business	Outcome of Vote

1. The election of the following sixteen nominees as directors of the Issuer:	Carried

Peter J. Bissonnette	Jeffrey C. Royer
Adrian I. Burns	Bradley S. Shaw
George F. Galbraith	Jim Shaw
Dr. Richard R. Green	JR Shaw
Dr. Lynda Haverstock	JC Sparkman
Gregg Keating	Carl E. Vogel
Michael W. O’Brien	Sheila C. Weatherill
Paul K. Pew	Willard H. Yuill

2. The appointment of Ernst & Young LLP as the auditors of the Issuer for the ensuing year	Carried

DATED the 17th day of January, 2011.

(signed)

Paul Bachand,

Assistant Corporate Secretary

and Senior Counsel